Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

January 25, 2024

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Kyverna Therapeutics, Inc.

5980 Horton St., STE 550

Emeryville, CA 94608

Telephone: (510) 925-2492

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND SECURE FILE TRANSFER

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

RE:	Kyverna Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-276523

CIK No. 0001994702

Rule 83 Confidential Treatment Request by Kyverna Therapeutics, Inc.

Dear Ladies and Gentlemen:

On behalf of Kyverna Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 28, 2023 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 5, 2023, and subsequently publicly filed by the Company with the Commission on January 16, 2024 (File No. 333-276523) (the “Registration Statement”), we submit this supplemental letter to address Comment 4 of the Comment Letter.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment, which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Samantha Eldredge at (650) 320-1838 before it permits any disclosure of the bracketed information in this letter.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock (“Common Stock”) prior to the IPO, the estimated fair value of the Common Stock underlying the Company’s stock option awards has been determined by the Company’s board of directors (the “Board”) as of each option grant date with input from management, considering the most recently available third-party valuations of Common Stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

The Company’s most recent third-party valuations of the estimated fair value of its Common Stock were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value per share of Common Stock
January 31, 2022	February 28, 2022	$	[	***]
October 31, 2022	November 22, 2022	$	[	***]
June 30, 2023	July 13, 2023	$	[	***]
September 25, 2023	October 31, 2023	$	[	***]
December 18, 2023	December 29, 2023	$	[	***]

The following table summarizes by grant date the number of stock options granted by the Company since January 1, 2022, the exercise price per share of Common Stock underlying the stock options and the estimated fair value of a share of Common Stock on each grant date:

Grant Date	Number of Shares Underlying Stock Options		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock
February 28, 2022	[	***]	$	[	***]	$	[	***]
March 23, 2022	[	***]		[	***]		[	***]
March 27, 2022	[	***]		[	***]		[	***]
May 19, 2022	[	***]		[	***]		[	***]
July 28, 2022	[	***]		[	***]		[	***]
September 21, 2022	[	***]		[	***]		[	***]
November 22, 2022	[	***]		[	***]		[	***]
January 26, 2023	[	***]		[	***]		[	***]
February 3, 2023	[	***]		[	***]		[	***]
March 16, 2023	[	***]		[	***]		[	***]

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

July 13, 2023	[***]	[***]	[***]
October 4, 2023(*)	[***]	[***]	[***]
November 6, 2023(*)	[***]	[***]	[***]
December 29, 2023	[***]	[***]	[***]

*

The fair value of the Common Stock at the date of the respective grant was determined using a linear interpolation between two valuation dates for financial reporting purposes, as further described below.

The Company determined the hybrid method was the most appropriate method for determining the fair value of the Common Stock. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an option pricing model, or OPM. The Company determined this was the most appropriate method for determining the fair value of the Common Stock based on the Company’s stage of development and other relevant factors. The PWERM is a scenario-based analysis that estimates the value per share of the Common Stock based on the probability-weighted present value of expected future equity values for the Common Stock under various future liquidity event scenarios, considering the rights and preferences of each class of shares, and discounted for a lack of marketability, or DLOM. Under the hybrid method, an OPM was used to determine the fair value of the Common Stock in certain of the PWERM scenarios (capturing situations where the development path and future liquidity events were difficult to forecast), and potential exit events were explicitly modeled in the other PWERM scenarios. A DLOM was applied to the value derived under each scenario to account for a lack of access to an active public market to estimate the fair value of the Common Stock.

In addition to considering the results of independent third-party valuations, the Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:

•

the prices at which the Company sold shares of its preferred stock and the superior rights, preferences, and privileges of its preferred stock relative to those of the Common Stock at the time of each grant;

•	the progress of research and development programs, including the status of preclinical studies and clinical trials for the Company’s product candidates;

•	the stage of development and business strategy, and material risks related to the Company’s business;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the competitive landscape for the Company’s product candidates;

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and the Company’s preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	general economic conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of the Common Stock and the stock-based compensation expense could be materially different.

Once a public trading market for the Common Stock has been established in connection with the completion of the IPO, it will no longer be necessary for the Board to estimate the fair value of the Common Stock in connection with accounting for granted stock options and other equity awards the Company may grant, as the fair value of the Common Stock will be based on the quoted market price of the Common Stock.

January 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of January 31, 2022. The Company utilized the Hybrid OPM model to estimate the fair value of the Common Stock, considering two scenarios: June 2023 IPO scenario with [***]% probability, and non-IPO scenario (the “Remain Private scenario”) with [***]% probability. The probabilities were based on management’s estimates of the likelihood of each outcome as of the valuation date.

Management estimated that the equity value for the June 2023 IPO scenario would be $[***] million. This value was based on the Series B preferred stock financing post-money valuation adjusted for a step-up of [***]x and the future financing of $[***] million adjusted for a step-up of [***]x. The Company initially issued shares of its Series B preferred stock in three closings that occurred in November 2021, December 2021 and January 2022, to existing and new investors for aggregate gross cash proceeds of $85.0 million at a purchase price of $1.8719 per share, of which $12.0 million was sold to new investors in January 2022. The Company’s management also considered that it would need an additional crossover financing to bridge to the estimated June 2023 IPO, and as such, the additional financing was included in the Company’s equity value. The step-up multiples were estimated based on comparable companies’ financing transactions prior to their IPOs and expected market conditions. The selected exit value of $[***] million fell within the first quartile and the median of the pre-money IPO value of biopharma IPO transactions with the lead program in Phase I of development at the time of the IPO, which was consistent with management’s expectations of the Company’s stage of clinical development at the time of IPO. Then, the calculated fair value of the Common Stock was discounted using a [***]% discount rate, which resulted in the fair value of the Common Stock of $[***] per share. The [***]% discount rate represents an enterprise-level weighted-average cost of capital.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

For the Remain Private scenario, the Company used the OPM backsolve model. The equity value was determined to be approximately $[***] million based on the Company’s recent Series B preferred stock financing. To arrive at the equity value under the Remain Private scenario, the Company’s management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. The expected term was estimated by management as a time to an exit event. The Company estimated volatility using comparable public companies’ volatilities that correspond with the expected term. The fair value of the Common Stock was estimated to be $[***] per share.

The Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the Common Stock on the public markets. The Company calculated DLOM of [***]% and [***]% for the June 2023 IPO and the Remain Private scenarios, respectively, using the Finnerty and Asian Put models, which was then applied to the fair value of the Common Stock for each scenario. The probabilities-adjusted fair value was estimated as $[***] per share of Common Stock (the “January 2022 Valuation”).

February, March, May, July and September 2022 Grants

From February through September 2022, the Company granted options to purchase an aggregate of [***] shares of Common Stock with an exercise price of $[***] per share, which was the estimated fair value at each grant date. In determining the fair value of the Common Stock, the Board considered the January 2022 Valuation, the Company’s progress in its research and development activities and overall economic and biotechnology market conditions. The Board determined that there were no significant changes between January and September 2022 that would significantly impact the valuation of the Company and the value of the Common Stock. In December 2021, the Company entered into a license agreement with Intellia Therapeutics, Inc., and was making progress to advance its lead product candidate, KYV-101, through investigational new drug application (“IND”)-enabling studies. Furthermore, market conditions had not improved from January to September 2022, and early-stage biotech valuations were decreasing significantly.

October 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of October 31, 2022. The Company utilized the Hybrid OPM model to estimate the fair value of the Common Stock, considering two scenarios: June 2024 IPO scenario with [***]% probability, and the Remain Private scenario with [***]% probability.

Management estimated that the equity value for the June 2024 IPO scenario would be $[***] million. This value was based on the Series B preferred stock financing post-money valuation adjusted for a step-up of [***]x and the future financing of $[***] million adjusted for a step-up of [***]x. The step-up multiples were estimated based on comparable companies’ financing transactions and current market conditions. Management deferred the IPO exit timing by one year from June 2023 to June 2024 due to unfavorable market conditions and noted delays in the Company’s product candidate pipeline development. The step-

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

up multiples decreased from the January 2022 Valuation, as management’s expectations of step-up were lower based on the conditions for the early-stage biotech IPO market, compared to the expectations in January 2022. Additionally, the enterprise value of comparable companies declined significantly since the January 2022 Valuation. The selected exit value fell within the first quartile and the median of the pre-money IPO value of biopharma IPO transactions with the lead program in Phase I of development at the time of the IPO, which was consistent with the January 2022 Valuation and management’s expectations of the Company’s stage of clinical development at the time of IPO. The calculated fair value of the Common Stock was discounted using a [***]% discount rate and resulted in the fair value of the Common Stock of $[***] per share.

For the Remain Private scenario, the Company used the OPM backsolve model. The equity value was determined to be approximately $[***] million. To estimate the equity value, the Company used the January 2022 Valuation, changes in cash balance from the January 2022 to October 2022 valuation dates, expected return on research and development expenses incurred during the period between valuations and a market conditions adjustment of [***]%. Comparative public companies exhibited a decrease in their market equity values of a median of [***]%, and the closest comparable company’s market value decreased by [***]%. To arrive at the equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. The fair value of the Common Stock was estimated at $[***] per share in the Remain Private scenario.

The Company calculated a DLOM of [***]% and [***]% for the June 2024 IPO or the Remain Private scenarios, respectively, using the Finnerty and Asian Put models, which was then applied to the fair value of the Common Stock for each scenario. The probabilities-adjusted fair value was estimated as $[***] per share of Common Stock (the “October 2022 Valuation”).

The key drivers in the decreased fair value of the Common Stock as compared to the January 2022 Valuation included the following:

•	The Company’s [***] delay in the development and IND filing for its lead product candidate, KYV-101;

•	De-prioritization of the development of other pipeline programs to preserve cash spend;

•	Deterioration of valuations of comparable public companies; and

•	Negative overall market conditions for the early-stage biotech IPO market.

November 2022 through March 2023 Grants

From November 2022 through March 2023, the Company granted options to purchase an aggregate of [***] shares of Common Stock with an exercise price of $[***] per share. In determining the fair value of the Common Stock, the Board considered the October 2022 Valuation, the Company’s progress on its research and development programs and overall market conditions for early-stage biotech companies. The Board determined that there were no significant changes between October 2022 and March 2023 that would significantly impact the valuation of the Company and the value of the Common Stock.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

After October 2022, the following transactions occurred that impacted the Company’s subsequent June 2023 valuation:

•	In November 2022, the Company received clearance from the U.S. Food and Drug Administration (the “FDA”) to initiate a Phase I clinical trial for KYV-101;

•

In November 2022, after the completion of research activities under two collaboration programs with Gilead Sciences, Inc. (“Gilead”), Gilead provided the Company with a notice that both programs were terminated and there were no more programs in development under the collaboration agreement with Gilead;

•	In June 2023, the Company received fast track designation for its KYV-101 program from the FDA for the treatment of patients with refractory lupus nephritis;

•

In June 2023, the Company raised additional funds through a fourth closing of its Series B preferred stock financing for gross proceeds of $25.1 million at the original issue price of $1.8719 per share, which closing was led by existing investors; and

•

Market conditions continued to be non-favorable for the early-stage biotech IPO market and valuations were decreasing, with the overall expectation that the market may improve in the second half of 2023.

June 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of June 30, 2023. The Company continued using the Hybrid OPM model to estimate the fair value of the Common Stock, considering the following scenarios: June 2024 IPO scenario with the probability of [***]% and the Remain Private scenario with the probability of [***]%.

At the time of the June 2023 valuation, the Company’s KYV-101 program had progressed to Phase I clinical trial for lupus nephritis, and the Company’s product candidate pipeline was progressing as planned. As such, the Company considered an IPO exit in June 2024, consistent with the October 2022 Valuation. Management estimated that the equity value for the June 2024 IPO scenario would be $[***] million. This value was based on the Series B preferred stock financing post-money valuation adjusted for a step-up of [***]x and the future financing of $[***] million adjusted for a step-up of [***]x. Considering that the Company’s program development was on track, the Company selected the step-ups in line with the October 2022 Valuation. Furthermore, the selected IPO exit value of $[***] million fell between the mean and median of the pre-money IPO value of biopharma IPO transactions with the lead candidate in Phase I at the time of the IPO, which was consistent with management’s expectations of the Company’s stage of clinical development at the time of IPO. The calculated fair value of the Common Stock was discounted using a [***]% discount rate and resulted in a fair value of the Common Stock of $[***] per share.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

For the Remain Private scenario, the Company used the OPM backsolve model. The equity value was determined to be approximately $[***] million. To estimate the equity value, the Company used its post-money valuation based on the recent fourth closing of the Series B preferred stock financing in June 2023. Although this closing was led by the Company’s current investors, due to market conditions, the negotiations that occurred in connection with such closing and the sophistication of investors’ valuation process, it was concluded to be an at market transaction and the Company received $31.4 million in gross cash proceeds. To arrive at the equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. The fair value of the Common Stock was estimated to be $[***] per share.

The Company calculated a DLOM of [***]% and [***]% for the June 2024 IPO and the Remain Private scenarios, respectively, using the Finnerty and Asian Put models, which was then applied to the Common Stock values for each scenario. The probabilities-adjusted fair value was estimated as $[***] per share of Common Stock (the “June 2023 Valuation”).

The key drivers in the increased price compared to the October 2022 Valuation were $31.4 million raised in the Series B preferred stock extension round of financing in June 2023, enrollment of the first patient in the Phase I clinical trial for KYV-101 and the Company’s progress on its KYV-201 IND-enabling studies.

July 2023 Grants

In July 2023, the Company granted options to purchase an aggregate of [***] shares of Common Stock with an exercise price of $[***] per share, which was the estimated fair value of the Common Stock at the grant date. In determining the fair value of the Common Stock, the Board considered the June 2023 Valuation, the internal business and external market changes from the valuation date to the grant date and noted no significant changes or events.

September 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of September 25, 2023. The Company continued to utilize the Hybrid OPM model to estimate the fair value of the Common Stock, considering three scenarios: February 2024 IPO scenario with [***]% probability, May 2024 IPO scenario with [***]% probability and the Remain Private scenario with [***]% probability.

In September 2023, the Company’s management started its IPO process and engaged legal counsel and external advisors to prepare for a confidential Form S-1 filing. Management was considering two IPO scenarios: closing in February 2024 and closing in May 2024, and a need for an additional round of financing in December 2023 of $[***] million. On July 31, 2023, the Company closed the sixth round of Series B preferred stock financing with new investors at the original issue price of $1.8719 per share and received $28.6 million in gross cash proceeds.

Management estimated that the equity value for each of the February 2024 IPO and May 2024 IPO scenarios would be $[***] million. This value was based on the recent Series B preferred stock financing post-money valuation adjusted for a step-up of [***]x and the future financing of $[***] million adjusted for a step-up of [***]x. The step-up multiples were estimated based on comparable companies’ financing transactions prior to their IPOs and expected market conditions. The selected exit value of $[***] million fell within the

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

mean and the median of the pre-money IPO value of biopharma IPO transactions with the lead program in Phase I of development at the time of the IPO, which was consistent with management’s expectations of the Company’s stage of clinical development at the time of IPO. Then, the calculated fair values of the Common Stock for each IPO scenario were discounted using a [***]% discount rate. Present values of the Common Stock were estimated at $[***] for the February 2024 IPO scenario and $[***] for the May 2024 IPO scenario.

For the Remain Private scenario, the Company used the OPM backsolve model. The equity value was determined to be approximately $[***] million. To estimate the equity value, the Company used the post-money valuation from the recent sixth closing of the Series B preferred stock financing that occurred in July 2023. To arrive at the equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. The fair value of the Common Stock was estimated as $[***] per share.

The Company calculated DLOM of [***]%, [***]% and [***]% for the February 2024 IPO, the May 2024 IPO and the Remain Private scenarios, respectively, using the Finnerty and Asian Put models, which was then applied to the fair values of the Common Stock for each scenario. The probabilities-adjusted fair value was estimated as $[***] per share (the “September 2023 Valuation”).

The primary factors that resulted in an increase in the fair value of the Common Stock during this period were the Company’s kick-off of the IPO process with an estimated confidential filing at the end of September or the beginning of October 2023, and the continued execution of the Company’s business objectives.

October and November 2023 Grants

On October 4, 2023, and November 6, 2023, the Company granted options to purchase an aggregate of [***] and [***] shares of Common Stock, respectively, with an exercise price of $[***]. The Board considered the September 2023 Valuation, relevant business conditions and the Company’s financial performance to date, and the absence of any changes that would materially impact the fair value of the Common Stock since the time of the September 2023 Valuation.

For financial reporting purposes, the Company used an interpolated fair value of the Common Stock from the September 25, 2023 valuation date and the December 18, 2023 valuation date. Management considered that the Company had progressed in the IPO process and not only filed its initial confidential Form S-1 on October 5, 2023, but also engaged underwriters, held the organizational meeting on [***], 2023, received an SEC comment letter on November 1, 2023 and was planning to file an amended confidential Form S-1 with the responses to the Commission’s comments, which were filed on November 9, 2023, as planned. The Company concluded to interpolate Common Stock fair value between the September 2023 and the December 2023 valuations for financial reporting purposes. Interpolated fair values were estimated at $[***] per share for the October 2023 grants and $[***] per share for the November 6 grants. The Company believes that a linear interpolation was appropriate, as there were no other events between the valuations dates that would cause the fair value of the Common Stock to significantly change.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

December 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of December 18, 2023. The Company continued to utilize the Hybrid OPM model to estimate the fair value of the Common Stock, considering three scenarios: February 2024 IPO scenario with [***]% probability, May 2024 IPO scenario with [***]% probability and the Remain Private scenario with [***]% probability.

There were no changes in the scenarios and timing from the September 2023 Valuation. Management increased probabilities and step-up multiples for each IPO scenario, as the Company had conducted testing-the-waters meetings and received positive feedback from potential IPO investors. The February 2024 IPO scenario probability increased from [***]% to [***]% and the step-up multiple increased from [***]x to [***]x compared to the September 2023 Valuation. The May 2024 IPO scenario probability increased from [***]% to [***]% and the step-up multiple increased from [***]x to [***]x. As the Company did not raise additional crossover financing in December 2023, only the May 2024 IPO scenario included the additional $[***] million financing that was adjusted for a step-up multiple of [***]x. The step-up multiples were estimated based on comparable companies’ financing transactions prior to their IPOs and management expectations based on the results of the testing-the-waters meetings. The selected exit values of $[***] million for the February 2024 IPO scenario and of $[***] million for the May 2024 IPO scenario, which included the additional $[***] million financing, fell within the mean and the median of the pre-money IPO value of biopharma IPO transactions with the lead program in Phase I of development at the time of the IPO, which was consistent with management’s expectations of the Company’s stage of clinical development at the time of IPO. Then, the calculated fair values of the Common Stock for each IPO scenario were discounted using a [***]% discount rate. Present values of the Common Stock were estimated at $[***] per share for the February 2024 IPO scenario and $[***] per share for the May 2024 IPO scenario.

For the Remain Private scenario, the Company used the OPM backsolve model. The equity value was determined to be approximately $[***] million. To estimate the equity value, the Company used the September 2023 Valuation’s equity value of $[***] million, changes in cash balance from the September 2023 to the December 2023 valuation dates, expected return on research and development expenses incurred during the period between valuations, and a market conditions adjustment of [***]%. The market conditions adjustment was based on a modest decline in the market capitalization of comparative public companies exhibited during the period from the September 2023 Valuation. Although the development of the Company’s programs was determined to be on track, it was determined that the Company would require additional financing to continue its operations if the IPO did not close by May 2024. To arrive at the equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. The fair value of the Common Stock was estimated at $[***] per share in the Remain Private scenario.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

The Company calculated DLOM of [***]%, [***]% and [***]% for the February 2024 IPO scenario, the May 2024 IPO scenario and the Remain Private scenario, respectively, using the Finnerty and Asian Put models, which was then applied to the Common Stock valuation for each scenario. The probabilities-adjusted fair value was estimated as $[***] per share (the “December 2023 Valuation”).

December 2023 Grants

On December 29, 2023, the Company granted options to purchase an aggregate of [***] shares of Common Stock, with an exercise price of $[***] per share. The Board considered the December 2023 Valuation and determined that there were no significant changes in the Company’s value from the December 2023 Valuation date to the grant date.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its Common Stock as of December 18, 2023, of $[***] per share, and the midpoint of the Preliminary Price Range provided above of approximately $[***] per share of its Common Stock, is the result of the following developments that occurred subsequent to December 18, 2023:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the December 2023 valuation, the probability weighting of the IPO scenarios was [***]%. If the Company had instead applied a weighting of [***]% to the February 2024 IPO scenario, the fair value of the Company’s common stock in the December 2023 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

•

The holders of the shares of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the shares of Common Stock, including the right to receive dividends prior to any dividends being declared or paid on any shares of Common Stock and liquidation payments of $[***] million in preference to the holders of shares of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s redeemable convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of shares of Common Stock.

•	Subsequent to the December 2023 Valuation, the FDA cleared the Company’s IND application for a Phase II trial of KYV-101 to be used for the treatment of multiple sclerosis (“MS”).

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

•	The Company’s receipt in January 2024 of a fast track designation by the FDA for KYV-101 for the treatment of MS.

•

The Company advanced the status of the Commission’s review of the Registration Statement, including clearing substantially all of the Commission’s comments, and the public filing of the Registration Statement on January 16, 2024.

•

The additional progress made by the Company in its planned IPO, including holding testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In particular, the Company held a number of meetings with key investors during the 42nd Annual J.P. Morgan Healthcare Conference in San Francisco, CA on January 8-11, 2024. As the investor feedback from these January meetings was favorable, the Company has assessed that there is a potential strong market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to the public equity and debt markets, and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory approval for and commercialize product candidates in development.

•

In determining the Preliminary Price Range, the underwriters focused on valuation methodologies to triangulate valuation, including a discounted cash flow analysis, as well as factors likely to affect the Company’s revenues and profitability, and relevant trading multiples. In contrast to the metrics used to determine the Preliminary Price Range, the valuations of the Common Stock were determined in accordance with the guidelines outlined in the Practice Aid as described herein and on pages 115 and 116 of the Registration Statement. The Company, in preparing its valuations of shares of Common Stock, applied analyses that estimated the fair value of the Common Stock utilizing projected and historical financial data and a comparison of similar business and relevant acquisitions.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment, including considering that the IPO market appears to be more favorable than was anticipated during the fourth quarter of 2023, and the supply and demand for such investment opportunities in the marketplace.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of Common Stock for financial reporting purposes is appropriate.

*  *  *

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

January 25, 2024

If you require any additional information on the matters contained in this letter, or if I can provide you with any other information that will facilitate your review, please do not hesitate to contact me at (650) 320-1838.

Sincerely, /s/ Samantha H. Eldredge Samantha H. Eldredge of PAUL HASTINGS LLP

cc:

Ryan Jones, Kyverna Therapeutics, Inc.

Jeffrey T. Hartlin, Paul Hastings LLP

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.